UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53678

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:     March 31, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I --  REGISTRANT INFORMATION

Biozoom, Inc. Full Name of Registrant
Not Applicable Former Name if Applicable

Wilhelmshoeher Allee 273A Address of Principal Executive Office (Street and Number)

Kassel, Germany 34131 City, State and Zip Code

PART II --  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report,  semi-annual report, transition report on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof  will  be  filed  on or  before  the  15th  calendar  day following  the  prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or  before  the  fifth  calendar  day  following  the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant did not obtain all the necessary information prior to the filing date, the accountant could not complete the required financial statements, and management could not complete the Management’s Discussion and Analysis of such financial statements prior to the filing deadline.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hardy Hoheisel	(800)	882-1683
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes	☒	No	☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Biozoom, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2013	By: /s/ Hardy Hoheisel
Hardy Hoheisel, Chief Executive Officer

Explanation of the Anticipated Change

The following table sets forth, for the periods indicated, data derived from our statements of operations:

	For the Years Ended
	31/03/2013	31/03/2012	Change

Revenues	$-	$-	$-

Operating expenses:
Consulting fees	234	-	234
Professional fees	114,997	18,418	96,579
Research and development	100,000	-	100,000

Other selling, general and administrative	8,648	7,298	1,350
Total operating expenses	223,879	25,716	198,163

Loss from operations	(223,879)	(25,716)	(198,163)

Other income (expense):
Extinguishment of debt	88,533	32,249	56,284
Interest expense	(1,361)	(5,156)	3,795
Total other (income) expense	87,172	27,093	60,079

Net income (loss)	$(136,707)	$1,377	$(138,084)

Revenues

We recorded no commercial revenues for the years ended March 31, 2013 and March 31, 2012.

General and Administrative Expenses

Consulting, professional and other selling, general and administrative expenses increased for the year ended March 31, 2013 over the year ended March 31, 2012 due to increased accounting and consulting fees. Research and development increased $100,000 for the year ended March 31, 2013 over year ended March 31, 2012 due to our joint venture agreement with Opsolution GmbH. Other income (expense) increased due to extinguishment of debt of notes payable.